                                  EXHIBIT 99.2

                            TRINITY INDUSTRIES, INC.
                              Basis of Presentation

In September 1999, the presentation of segments was changed to align the reportable segments with the Company's internal reporting and provide more detailed information to the users of the financial statements. Segment information for the first quarter of fiscal 2000 and quarterly and annual information for the fiscal years ended March 31, 1999, 1998, and 1997 has been restated to the new reporting format and is included in the following pages. Management's Discussion and Analysis of Financial Condition and Results of Operations for the three years ended March 31, 1999 and the fiscal 2000 and fiscal 1999 quarters are included for additional analysis.

The new reporting format includes the following business segments: (1) the Railcar Group which manufactures and sells railcars; (2) the Inland Barge Group, consisting of barges and related products for inland water-way services; (3) the Parts & Services Group, which manufactures and sells various parts to manufacturers of railcars and other industrial products and provides services such as railcar maintenance, fleet management, and leasing; (4) the Highway Construction Products Group, consisting primarily of highway guardrail and safety products and girders, beams, and columns used in the construction of highway and railway bridges; (5) the Concrete & Aggregate Group, composed of ready-mix concrete and aggregate; and (6) the Industrial Group, which manufactures and sells containers, weld fittings (tees, elbows, reducers, caps, and flanges) used in pressure piping systems, and pressure and non-pressure containers for the storage and transportation of liquefied gases and other liquid and dry products.

                                                                    EXHIBIT 99.2

                            TRINITY INDUSTRIES, INC.
                     Restated Quarterly Segment Information
        Fiscal Year Ended March 31, 1999 and Quarter Ended June 30, 1999
                                 (in millions)


REVENUES:
                                           Quarter         Quarter        Quarter       Quarter           Year          Quarter
                                            Ended           Ended          Ended         Ended           Ended           Ended
                                        June 30, 1998  Sept. 30, 1998 Dec. 31, 1998  March 31, 1999  March 31, 1999  June 30, 1999
                                        -------------  -------------- -------------  --------------  --------------  -------------
Railcar Group
   Outside                                 $  369.8       $  409.1       $  426.9       $  488.2       $1,694.0         $  382.7
   Intersegment                                 1.2            2.1            1.5            2.1            6.9              2.1
                                           --------       --------       --------       --------       --------         --------
   Total                                   $  371.0       $  411.2       $  428.4       $  490.3       $1,700.9         $  384.8

Inland Barge Group
   Outside                                 $   63.0       $   44.7       $   42.2       $   46.5       $  196.4         $   50.8
   Intersegment                                  --             --             --             --             --               --
                                           --------       --------       --------       --------       --------         --------
   Total                                   $   63.0       $   44.7       $   42.2       $   46.5       $  196.4         $   50.8

Parts & Services Group
   Outside                                 $   81.3       $   78.0       $   92.7       $   90.5       $  342.5         $   82.3
   Intersegment                                36.3           35.3           40.9           43.1          155.6             35.7
                                           --------       --------       --------       --------       --------         --------
   Total                                   $  117.6       $  113.3       $  133.6       $  133.6       $  498.1         $  118.0

Highway Construction Products Group
   Outside                                 $   43.6       $   50.8       $   37.6       $   30.0       $  162.0         $   48.3
   Intersegment                                 0.1             --             --           (0.1)            --               --
                                           --------       --------       --------       --------       --------         --------
   Total                                   $   43.7       $   50.8       $   37.6       $   29.9       $  162.0         $   48.3

Concrete & Aggregate Group
   Outside                                 $   59.0       $   58.8       $   57.6       $   63.5       $  238.9         $   65.0
   Intersegment                                  --             --             --             --             --               --
                                           --------       --------       --------       --------       --------         --------
   Total                                   $   59.0       $   58.8       $   57.6       $   63.5       $  238.9         $   65.0

Industrial Group
   Outside                                 $   71.7       $   59.4       $   52.4       $   45.9       $  229.4         $   51.8
   Intersegment                                 0.2            0.4            0.4            0.4            1.4              0.2
                                           --------       --------       --------       --------       --------         --------
   Total                                   $   71.9       $   59.8       $   52.8       $   46.3       $  230.8         $   52.0

All Other
   Outside                                 $   23.1       $   16.6       $   13.5       $   10.5       $   63.7         $   12.5
   Intersegment                                15.1           16.2           16.8           16.8           64.9             14.9
                                           --------       --------       --------       --------       --------         --------
   Total                                   $   38.2       $   32.8       $   30.3       $   27.3       $  128.6         $   27.4

Eliminations & Corporate Items             $  (52.9)      $  (54.0)      $  (59.6)      $  (62.3)      $ (228.8)        $  (52.9)

                                           --------       --------       --------       --------       --------         --------
Consolidated Total                         $  711.5       $  717.4       $  722.9       $  775.1       $2,926.9         $  693.4
                                           ========       ========       ========       ========       ========         ========


OPERATING PROFIT:


Railcar Group                              $   34.3       $   41.7       $   46.0       $   50.9       $  172.9         $   41.5

Inland Barge Group                              5.1            2.5            2.2            3.6           13.4              6.1

Parts & Services Group                         23.0           21.0           21.3           21.9           87.2             23.9

Highway Construction Products Group             8.3           10.0            5.5            2.9           26.7              9.3

Concrete & Aggregate Group                      7.4            7.3            5.0            5.9           25.6              7.7

Industrial Group                                5.4            4.5            1.9           (3.3)           8.5              3.9

All Other                                       3.0            3.2            2.4            1.6           10.2              0.7

Eliminations & Corporate Items                (12.4)         (15.5)         (14.6)         (17.1)         (59.6)           (15.7)

                                           --------       --------       --------       --------       --------         --------
Consolidated Total                         $   74.1       $   74.7       $   69.7       $   66.4       $  284.9         $   77.4
                                           ========       ========       ========       ========       ========         ========

                            TRINITY INDUSTRIES, INC.
                     Restated Quarterly Segment Information
                           Year Ended March 31, 1998
                                 (in millions)

REVENUES:
                                           Quarter         Quarter        Quarter       Quarter           Year
                                            Ended           Ended          Ended         Ended           Ended
                                        June 30, 1997  Sept. 30, 1997 Dec. 31, 1997  March 31, 1998  March 31, 1998
                                        -------------  -------------- -------------  --------------  --------------
Railcar Group
   Outside                                 $  208.2       $  207.8       $  293.6       $  386.1       $1,095.7
   Intersegment                                 2.6            2.9            2.1            1.7            9.3
                                           --------       --------       --------       --------       --------
   Total                                   $  210.8       $  210.7       $  295.7       $  387.8       $1,105.0

Inland Barge Group
   Outside                                 $  102.3       $   76.6       $   83.6       $   72.7       $  335.2
   Intersegment                                  --             --             --             --             --
                                           --------       --------       --------       --------       --------
   Total                                   $  102.3       $   76.6       $   83.6       $   72.7       $  335.2

Parts & Services Group
   Outside                                 $   68.6       $   67.5       $   67.3       $   78.7       $  282.1
   Intersegment                                13.1           17.3           22.6           28.6           81.6
                                           --------       --------       --------       --------       --------
   Total                                   $   81.7       $   84.8       $   89.9       $  107.3       $  363.7

Highway Construction Products Group
   Outside                                 $   39.9       $   46.7       $   39.7       $   27.3       $  153.6
   Intersegment                                 0.2           (0.2)            --             --             --
                                           --------       --------       --------       --------       --------
   Total                                   $   40.1       $   46.5       $   39.7       $   27.3       $  153.6

Concrete & Aggregate Group
   Outside                                 $   50.7       $   54.9       $   47.9       $   45.2       $  198.7
   Intersegment                                  --             --             --             --             --
                                           --------       --------       --------       --------       --------
   Total                                   $   50.7       $   54.9       $   47.9       $   45.2       $  198.7

Industrial Group
   Outside                                 $   71.5       $   85.2       $   82.8       $   76.7       $  316.2
   Intersegment                                 0.7            0.8            0.9            0.6            3.0
                                           --------       --------       --------       --------       --------
   Total                                   $   72.2       $   86.0       $   83.7       $   77.3       $  319.2

All Other
   Outside                                 $   18.9       $   21.6       $   27.5       $   23.5       $   91.5
   Intersegment                                13.4           12.7           14.8           15.1           56.0
                                           --------       --------       --------       --------       --------
   Total                                   $   32.3       $   34.3       $   42.3       $   38.6       $  147.5

Eliminations & Corporate Items             $  (30.0)      $  (33.5)      $  (40.4)      $  (46.0)      $ (149.9)

                                           --------       --------       --------       --------       --------
Consolidated Total                         $  560.1       $  560.3       $  642.4       $  710.2       $2,473.0
                                           ========       ========       ========       ========       ========



OPERATING PROFIT:

Railcar Group                              $   21.3       $   21.7       $   30.7       $   40.2       $  113.9

Inland Barge Group                             12.6            8.9            9.2            0.8           31.5

Parts & Services Group                         17.1           17.4           19.5           23.8           77.8

Highway Construction Products Group             7.5            9.2            6.3            2.8           25.8

Concrete & Aggregate Group                      6.3            6.8            2.8            5.2           21.1

Industrial Group                                7.4            9.6            9.1            7.2           33.3

All Other                                       1.7            1.6            3.0            2.4            8.7

Eliminations & Corporate Items                (15.6)         (12.0)         (11.9)         (16.7)         (56.2)

                                           --------       --------       --------       --------       --------
Consolidated Total                         $   58.3       $   63.2       $   68.7       $   65.7       $  255.9
                                           ========       ========       ========       ========       ========

                            TRINITY INDUSTRIES, INC.
                     Restated Quarterly Segment Information
                           Year Ended March 31, 1997
                                 (in millions)


REVENUES:
                                           Quarter         Quarter        Quarter       Quarter           Year
                                            Ended           Ended          Ended         Ended           Ended
                                        June 30, 1996  Sept. 30, 1996 Dec. 31, 1996  March 31, 1997  March 31, 1997
                                        -------------  -------------- -------------  --------------  --------------
Railcar Group
   Outside                                 $  304.9       $  285.1       $  252.3       $  241.5       $1,083.8
   Intersegment                                 2.0            3.2            4.3            2.6           12.1
                                           --------       --------       --------       --------       --------
   Total                                   $  306.9       $  288.3       $  256.6       $  244.1       $1,095.9

Inland Barge Group
   Outside                                 $   52.0       $   60.1       $   72.5       $   67.2       $  251.8
   Intersegment                                  --             --             --             --             --
                                           --------       --------       --------       --------       --------
   Total                                   $   52.0       $   60.1       $   72.5       $   67.2       $  251.8

Parts & Services Group
   Outside                                 $   52.8       $   37.9       $   85.8       $   64.1       $  240.6
   Intersegment                                40.3           33.5           39.2           19.7          132.7
                                           --------       --------       --------       --------       --------
   Total                                   $   93.1       $   71.4       $  125.0       $   83.8       $  373.3

Highway Construction Products Group
   Outside                                 $   36.7       $   42.7       $   38.4       $   23.4       $  141.2
   Intersegment                                  --           (0.1)          (0.1)           0.1           (0.1)
                                           --------       --------       --------       --------       --------
   Total                                   $   36.7       $   42.6       $   38.3       $   23.5       $  141.1

Concrete & Aggregate Group
   Outside                                 $   52.0       $   45.2       $   45.2       $   37.1       $  179.5
   Intersegment                                  --             --             --             --             --
                                           --------       --------       --------       --------       --------
   Total                                   $   52.0       $   45.2       $   45.2       $   37.1       $  179.5


Industrial Group
   Outside                                 $   63.4       $   63.3       $   70.8       $   70.2       $  267.7
   Intersegment                                 1.4           (0.3)           1.2            0.7            3.0
                                           --------       --------       --------       --------       --------
   Total                                   $   64.8       $   63.0       $   72.0       $   70.9       $  270.7

All Other
   Outside                                 $   14.7       $   14.2       $   15.4       $   25.4       $   69.7
   Intersegment                                18.8           15.8           15.7           10.6           60.9
                                           --------       --------       --------       --------       --------
   Total                                   $   33.5       $   30.0       $   31.1       $   36.0       $  130.6

Eliminations & Corporate Items             $  (62.5)      $  (52.1)      $  (60.3)      $  (33.7)      $ (208.6)

                                           --------       --------       --------       --------       --------
Consolidated Total                         $  576.5       $  548.5       $  580.4       $  528.9       $2,234.3
                                           ========       ========       ========       ========       ========



OPERATING PROFIT:

Railcar Group                              $   29.1       $   25.3       $   22.9       $   23.8       $  101.1

Inland Barge Group                              3.4            5.2            5.5            5.5           19.6

Parts & Services Group                         14.8           15.3           21.9           17.0           69.0

Highway Construction Products Group             7.0            9.3            6.9            3.4           26.6

Concrete & Aggregate Group                      6.8            3.7            3.0           (0.3)          13.2

Industrial Group                                6.4            7.6            7.5            8.2           29.7

All Other                                       0.9            0.3            1.2            1.6            4.0

Eliminations & Corporate Items                (14.5)         (12.3)         (14.6)          (7.6)         (49.0)

                                           --------       --------       --------       --------       --------
Consolidated Total                         $   53.9       $   54.4       $   54.3       $   51.6       $  214.2
                                           ========       ========       ========       ========       ========

                            Trinity Industries, Inc.
                Restated Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


                      Year Ended March 31, 1999 Compared to
                            Year Ended March 31, 1998

Revenues were $2.93 billion in fiscal 1999 compared to $2.47 billion in fiscal 1998, an 18.6% increase. Operating profit was $284.9 million in fiscal 1999 compared to $255.9 million in fiscal 1998, an 11.3% increase. Increased revenues and operating profit were primarily attributable to the Railcar Group and Parts & Services Group. Selling, engineering and administrative expenses declined as a percentage of revenue to 5.8% from 6.6%. This decline is primarily a result of reduced legal costs and pension expense, partially offset by increases in technology and personnel costs to support the Company's growth.

Other income/expense changed from $90 million expense in fiscal 1998 to $11.5 million income in fiscal 1999. In fiscal 1998, other expense included a litigation settlement of $70 million, while in fiscal 1999 other income includes a net gain on the sale of real estate and other assets in the first quarter of $22.1 million.

Net income in fiscal 1999 increased 78.7% to $185.3 million, or $4.25 per diluted share as compared to $103.7 million, or $2.36 per diluted share, in fiscal 1998. Excluding the net gain and litigation settlement mentioned above, earnings per share increased $0.57 per diluted share or 17% from fiscal 1998.

Revenues increased in the Railcar Group $598.3 million, or 54.6%, in fiscal 1999 due to high demand and the ongoing replacement cycle for railcars, which also contributed to strong railcar backlogs. Trinity is a manufacturer of a broad product line serving various industries which provides more opportunity for stability during fluctuations in demand for specific car types.

Railcar Group operating profit increased by $59 million in the current fiscal year to $172.9 million from $113.9 million in fiscal 1998. This 51.8% increase is primarily a result of the increased volume in fiscal 1999. As a percentage of revenues, operating profit declined primarily due to the product mix of railcar sales.

Revenues decreased in the Inland Barge Group $138.8 million, from $335.2 million in fiscal 1998, to $196.4 million in fiscal 1999. Operating profit decreased by $18.1 million, from $31.5 million in fiscal 1998, to $13.4 million in fiscal 1999. The decline in barge demand was primarily driven by reduced grain export shipments and other factors which led to lower rates paid to river freight carriers.

The volume of barge orders increased in the third and fourth quarters of fiscal 1999. The Company believes this signals a recovery in the barge business and improved profitability in fiscal 2000. In the barge industry, the fleet replacement cycle and fleet age are important factors, and since nearly 40% of the nation's barges are more than 20 years old, the long-term outlook for barges continues to remain positive.

Outside revenues increased $60.4 million in the Parts & Services Group, from $282.1 million in fiscal 1998, to $342.5 million in fiscal 1999. Operating profit increased by $9.4 million in fiscal 1999 to $87.2 million from $77.8 million in fiscal 1998. Increased revenues and operating profit are due to increased demand in the railcar industry and the acquisition of McConway and Torley, a leading railcar parts manufacturer.

Revenues in the Highway Construction Products Group increased $8.4 million, while operating profit increased $0.9 million. Increased revenues and operating profit are primarily due to increased demand early in the year which decreased in the second half of the year. The Company believes delays by state government agencies in job lettings under the new federal highway spending legislation affected demand. Federal funding for highway construction and improvements is forecasted to increase up to 40% annually for approximately four and one-half years from the beginning of fiscal 2000. Trinity is strategically positioned to serve the states that will receive the most funding under the recently enacted legislation.

Revenues increased by $40.2 million, or 20.2% in the Concrete & Aggregate Group, from $198.7 million in fiscal 1998 to $238.9 million in fiscal 1999. Operating profit increased by $4.5 million, or 21.3%. Better weather conditions in fiscal 1999, internal expansion, and acquisitions contributed to growth in concrete and aggregate revenues. The demand in residential, commercial, and municipal construction in the markets served by the Company's ready-mix concrete and aggregate businesses points to continued growth in this business.

Revenues in the Industrial Group decreased from $316.2 million in fiscal 1998 to $229.4 million in fiscal 1999, while operating profit decreased from $33.3 million to $8.5 million. The decline in revenues is primarily due to the sale of Beaird Industries, Inc. in the quarter ended June 30, 1998, as well as softness in fittings and flange products and LPG products. The decline in operating profit was attributable to the Beaird sale, continued price competition in the fittings and flange business, primarily due to a weak energy sector and increased imports as a result of the "Asian Crisis", and the mild winter and fall which impacted demand and competition for LPG products.

Revenues in All Other decreased from $91.5 million in fiscal 1998 to $63.7 million in fiscal 1999, while operating profit increased 17.2% from $8.7 million to $10.2 million in fiscal 1999. The decrease in revenues reflects slightly weaker activity in some small, peripheral businesses.


                      Year Ended March 31, 1998 Compared to
                            Year Ended March 31, 1997

Record operating profits of $255.9 million were recorded for the fiscal year ended March 31, 1998, an increase of $41.7 million, or 19.5%, compared to fiscal 1997. This increase was due primarily to higher operating profit recorded in the Railcar Group, Inland Barge Group, Parts & Services Group, and Concrete & Aggregate Group. Revenues recorded for fiscal 1998 were $2.47 billion, an increase of $0.24 billion, or 10.8% from the previous fiscal year.

Selling, engineering and administrative expenses increased to $163.1 million in fiscal 1998 from $142.5 million in fiscal 1997, but as a percentage of revenue increased only slightly as the Company continues to invest in people and systems to fuel additional growth. Other, net expense decreased to $0.9 million in fiscal 1998 from $12.0 million in the previous fiscal year primarily due to the recording in fiscal 1997 of certain nonrecurring charges, principally for valuation of production facilities determined to be in excess of that required for future business operations.

Revenues for the Railcar Group increased $11.9 million in fiscal 1998 due to high demand and the ongoing replacement cycle for railcars, which also contributed to strong current railcar backlogs. Railcar Group operating profit increased by $12.8 million in the fiscal 1998 to $113.9 million from $101.1 million in fiscal 1997. Improved production methods, cost reductions, and volume increases resulted in improved margins.

The Inland Barge Group recorded revenues for fiscal 1998 of $335.2 million, an $83.4 million, or 33.1% increase over fiscal 1997. Operating profit was $31.5 million, a $11.9 million, or 60.7% increase over fiscal 1997 The inland river hopper barge market was very strong in the first part of fiscal 1998 due to the replacement cycle for barges, but order levels softened in the last two quarters due to decreasing grain prices and other factors which affected rates paid to river freight carriers.

Outside revenues increased $41.5 million in the Parts & Services Group, from $240.6 million in fiscal 1997, to $282.1 million in fiscal 1998. Operating profit increased by $8.8 million in fiscal 1998 to $77.8 million from $69 million in fiscal 1997. Increased revenues and operating profit are due to increased demand in the railcar industry.

The Highway Construction Products Group recorded revenues for fiscal 1998 of $153.6 million, which is a $12.4 million, or 8.8% increase compared to fiscal 1997. Operating profits were $25.8 million, which is a $0.8 million decrease compared to fiscal 1997. Increased revenues are due to market acceptance of new highway guardrail products. Decreased operating profit margins are due to increased competition in certain proprietary products.

The Concrete & Aggregate Group recorded revenues of $198.7 million, which is a $19.2, or 10.7% increase over fiscal 1997. Operating profit was $21.1 million, which is a $7.9 million, or 59.8% increase over 1997. The increase in revenues resulted from better weather conditions than in the prior year and the Company's emphasis on expanding its ready-mix concrete and aggregate business. Operating profit increased due to expansion and increases in both production and efficiency.

The Industrial Group benefited primarily from the general improvement in the economy in fiscal 1998. Revenues were $316.2 million, which is a $48.5 million, or 18.1% increase over fiscal 1997. Operating profit was $33.3 million, or a 12.1% increase over fiscal 1997. Emphasis on protecting the environment in the chemical and petroleum industries, and continued strength in new housing starts contributed to fiscal 1998 results.

Revenues and operating profit in All Other increased due to increased sales of certain non-core products.


                                   Market Risk

The Company's earnings are affected by changes in interest rates due to the impact those changes have on the Company's variable-rate debt obligations, which represented approximately 70% of its total debt as of March 31, 1999. If interest rates average one percent more in fiscal 2000 than they did during 1999, the Company's interest expense would increase by $2.0 million.


                        Liquidity and Financial Resources

The Company's cash and equivalents increased $10.4 million from $3.1 million at March 31, 1998 to $13.5 million at March 31, 1999. Net cash provided by operating activities increased to $176.4 million during fiscal 1999 from $120.9 million in fiscal 1998. Capital expenditures during fiscal 1999 were $208.3 million of which $116.5 million was for additions to the lease fleet. This compares to $129.4 million of capital expenditures in fiscal 1998 of which $79.5 million was for additions to the lease fleet. Expenditures for acquisitions were $82.8 million compared to $60.2 million in the prior year. Proceeds from the sale of property, plant and equipment and other assets were $178.7 million in fiscal 1999 composed primarily of the sale of cars from the lease fleet and a portion of the Company's investment real estate, compared to $81.4 million in fiscal 1998. The Company repurchased 2.4 million shares of its common stock for $79.5 million in fiscal 1999. Future operating requirements are expected to be financed principally with net cash flows from operations.


Internally generated funds, short-term and long-term debt will continue to be used to finance business acquisitions. Additions to Trinity's assets under lease are anticipated to be financed through internally generated funds, the issuance of equipment trust certificates, or similar debt instruments.

                                    Year 2000

The advent of the year 2000 has become an issue due to dates being programmed into hardware, software and embedded chips with only two digits to identify a year, interpreting "00" to be the year 1900, instead of 2000. This misinterpretation could cause systems and equipment to produce errors, or fail to function after December 31, 1999. Some errors may occur even earlier due to forward processing of orders or purchases.

Information technology (IT) systems are used throughout the Company to manage key production and financial processes, and embedded chip technology is used in some of the Company's machinery and equipment.


Efforts to identify and correct Year 2000 issues began in 1996. The Company has a Year 2000 Project Management Office that is taking those actions it believes reasonable so that Year 2000 issues do not materially impact the Company's operations. In addition, an outside consulting firm has been retained to advise the Company on general Year 2000 issues, supplier assessment, and testing of Mission Critical IT systems.

The Company's plan to manage compliance of IT systems, non-IT items and third-party relationships consists of six phases:

         Identification:            Inventory of items that may be affected by
                                    Year 2000 issues, including hardware,
                                    software, Trinity products, machinery and equipment with embedded technology, and third-party relationships.

         Assessment:                Evaluation of inventoried items to establish
                                    risk potential, and determination of
                                    corrective steps to be taken.

         Certification:             Collection of data from third-party
                                    suppliers certifying compliance of products and services.

         Remediation:               Process of upgrading or replacement of
                                    non-compliant systems.

         Testing: Application and embedded technology testing involving standardized methodology.

         Contingency Planning:      Continuity assessment and planning to
                                    minimize potential impacts from business failures arising from Year 2000 issues.


Mission Critical Year 2000 Compliance:

Compliance Phase                            Percentage Complete
----------------                            -------------------
Identification                                        100%
Assessment                                            100%
Certification                                         100%
Remediation                                            85%
Testing                                                80%
Contingency Planning                                    5%

To date, the Company has spent approximately $3.6 million on compliance efforts. An additional $3.3 million is expected to be spent by the Year 2000. The Company anticipates that costs to address the Year 2000 issue represents approximately 13 percent of the total IT budget for fiscal years 1998, 1999, and 2000.

While the Company has no way to provide assurance that third-party systems will be Year 2000 compliant on a timely basis, the Company is surveying and assessing third-parties with whom it has a significant relationship. Approximately 5,000 suppliers have been surveyed and assessed for Year 2000 compliance. Contingency plans are being developed for suppliers and vendors believed to be at risk. The Company is also working with key customers on exchanging Year 2000 status information.

As a manufacturing company, potential worst-case scenarios facing Trinity would be: an interruption of utility services that would impact production; an interruption of transport services by one of the key railroads that would impact the Company's ability to deliver finished product to its customer, receive certain materials and affect demand; or the ability of key suppliers to deliver raw materials or services due to their noncompliance. Contingency plans are being developed as deemed appropriate to deal with the impact of these matters. However, there is no guarantee that all non-compliant systems of third parties will be identified and remediated in time, making the number of hours or days of possible interruption an uncertainty. It is expected that the occurrence of any one, or all of the above worst-case scenarios would be of short-term duration and would not have a material effect on the Company's long-term results of operations, liquidity, and financial condition. However, many of these events are outside of the Company's control and there can be no assurance that an occurrence or event will not happen which could materially impact operations.

At this time, the Company believes all significant areas have been identified, remediation is on schedule, and contingency plans to deal with Year 2000 issues will be in place.

                                    Inflation

Changes in price levels did not significantly affect the Company's operations in fiscal 1999, 1998 or 1997.

                            Trinity Industries, Inc.
                Restated Management's Discussion and Analysis of
                              Results of Operations


                  Three Months Ended June 30, 1999 Compared to
                        Three Months Ended June 30, 1998

Revenues for the first quarter of fiscal 2000 decreased 2.5% to $693.4 million from $711.5 million due to a decline in revenues in the Industrial Group caused mainly by the divestiture of Beaird Industries in June 1998, and a decline in the Inland Barge Group. Operating profits increased 4.5% to $77.4 million compared to $74.1 million. Increased operating profits in the Railcar Group were partially offset by a decline in the Industrial Group.

Revenues for the Railcar Group increased 3.5% to $382.7 million from $369.8 million while operating profit increased 21.0% to $41.5 million from $34.3 million. Margin improvement reflects the continued progress on improving operating efficiencies. The ongoing replacement cycle for railcars and continued expansion in both Latin America and Europe provide long-term potential for growth and performance from this segment.

The Inland Barge Group recorded declines in barge revenues of 19.4% to $50.8 million while operating profit increased 19.6% to $6.1 million. The reduction in revenue is a result of lower volume. The increase in operating profit is due to product mix and cost reductions achieved during the last year. In the barge industry, the fleet replacement cycle and fleet age are important factors and, with nearly one third of the nation's barges more than 20 years old, the long-term outlook for barges continues to be positive.

Overall operating results in the Parts & Services Group remained steady as outside revenues increased slightly from $81.3 million to $82.3 million and operating profit increased slightly from $23.0 million to $23.9 million. Increases in revenues from the acquisition of McConway & Torley, a railcar parts manufacturer, are offset by the downturn in the energy sector which has curtailed spending and major maintenance in the petrochemical industry and the sale of certain railcar repair facilities.

Revenues for the Highway Construction Products Group increased 10.8% to $48.3 million from $43.6 million while operating profit increased 12.0% to $9.3 million from $8.3 million. The higher overall operating results are primarily due to increased activity in the highway bridge business. The Company believes that the government's long-term spending commitment and highway funding legislation will lead to increased spending for transportation infrastructure improvements.

Revenues for the Concrete & Aggregate Group increased 10.2% to $65.0 million while operating profit increased 4.1% to $7.7 million. The increase in operating results is primarily due to acquisitions.

The Industrial Group revenues declined 27.8% to $51.8 million from $71.7 million while operating profit declined 27.8% to $3.9 million from $5.4 million. The decline in revenue is primarily due to the sale of Beaird Industries, Inc. in the quarter ended June 30, 1998. The decline in profit was attributable to the Beaird sale and increased price competition in the fittings and flange business as a result of the "Asian Crisis".

Operating profits were down in All Other primarily due to a reduction in activity in certain non-core products.


                  Three Months Ended March 31, 1999 Compared to
                        Three Months Ended March 31, 1998


Revenues for the fourth quarter of fiscal 1999 increased 9.1% to $775.1 million from $710.2 million due primarily to increased volume in the Railcar Group, Parts & Services Group, and Concrete & Aggregate Group, partially offset by declines in the Industrial Group and Inland Barge Group. Operating profits increased 1.1% to $66.4 million compared to $65.7 million. Increased operating profit in the Railcar Group was offset by a decline in the Industrial Group.

Revenues for the Railcar Group increased 26.4% to $488.2 million from $386.1 million while operating profit increased 26.6% to $50.9 million from $40.2 million. The factors driving these increases are the ongoing replacement cycle for railcars, advancements made in new car types, and increases in rail traffic for certain car types.

Inland Barge Group revenues declined from $72.7 million to $46.5 million while operating profit increased from $0.8 million to $3.6 million. Fourth quarter fiscal 1998 results are affected by a before tax $5.0 million settlement paid to a customer due to a contract dispute. The decline in barge demand has primarily been driven by reduced grain shipments and other factors which have led to lower rates paid to river freight carriers. The volume of barge orders received increased in the third quarter which the Company believes signals a recovery in the barge business and improved profitability early in fiscal 2000.

Outside revenues for the Parts & Services Group increased 15.0% to $90.5 million from $78.7 million but operating profit decreased to $21.9 million from $23.8 million. The increase in revenues is due primarily to the acquisition of the railcar parts manufacturer McConway & Torley. The increase is partially offset by the downturn in the energy sector which has curtailed spending and major maintenance in the petrochemical industry and the sale of certain railcar repair facilities in the third quarter of fiscal 1999. The decline in operating profit from the businesses affected by the downturn in the energy sector and the lost operating profit from the sale of certain railcar repair facilities has offset the added operating profit from the McConway & Torley acquisition.

Revenues for the Highway Construction Products Group increased 9.9% to $30.0 million from $27.3 million and operating profit increased slightly to $2.9 million from $2.8 million. These operating results are indicative of the seasonalty of highway guardrail and safety end-treatment business. Most of the improvement in results is due to increased activity in the highway bridge business. The Company believes that the government's long-term spending commitment and highway funding legislation will lead to increased spending for transportation infrastructure improvements.

Revenues for the Concrete & Aggregate Group increased 40.5% to $63.5 million from $45.2 million while operating profit increased 13.5% to $5.9 million from $5.2 million. This increase is due mainly to the increasing residential, commercial, industrial and municipal construction as well as better weather conditions during the current quarter compared to the same period in the prior year.

Industrial Group revenues declined to $45.9 million from $76.7 million, while operating profit declined to a loss of $3.3 million from a profit of $7.2 million. The decline in revenues and operating profit is primarily due to the sale of Beaird Industries, Inc. at June 30, 1998, increased price competition in the fittings and flange business, partly as a result of the "Asian Crisis,"and the mild weather in the current quarter which impacted demand and competition for the Company's LPG products.

The decline in revenues and operating profit in All Other is due primarily to the sale of the Company's passenger loading bridges and baggage handling systems business during the fourth quarter of fiscal 1998.


                Three Months Ended December 31, 1998 Compared to
                      Three Months Ended December 31, 1997

Revenues for the third quarter of fiscal 1999 increased 13% to $722.9 million from $642.4 million due primarily to increased volume in the Railcar Group, Parts & Services Group, and Concrete & Aggregate Group, partially offset by declines in the Industrial Group and Inland Barge Group. Operating profits increased 1.5% to $69.7 million compared to $68.7 million. Increased operating profit in the Railcar Group and Concrete & Aggregate Group was offset by a decline in the Inland Barge and Industrial Groups.

Revenues for the Railcar Group increased 45.4% to $426.9 million from $293.6 million while operating profit increased 49.8% to $46.0 million from $30.7 million. The factors driving these increases are the ongoing replacement cycle for railcars, advancements made in new car types, and increases in rail traffic for certain car types.

Inland Barge Group revenues declined from $83.6 million to $42.2 million and operating profit declined from $9.2 million to $2.2 million. The decline in barge demand has primarily been driven by reduced grain shipments and other factors which have led to lower rates paid to river freight carriers. The volume of barge orders received increased in the third quarter which the Company believes signals a recovery in the barge business and improved profitability early in fiscal 2000.

Outside revenues for the Parts & Services Group increased 37.7% to $92.7 million from $67.3 million while operating profit increased 9.2% to $21.3 million from $19.5 million. This increase is primarily driven by the acquisition of McConway & Torley and strong demand in other railcar parts and services businesses.

Revenues for the Highway Construction Products Group decreased to $37.6 million from $39.7 million and operating profit decreased to $5.5 million from $6.3 million. Operating results were lower due to reduced activity by state governments in letting contracts. The Company believes this is a short term situation and that the government's long-term spending commitment and the recent passage of new highway legislation will lead to increased spending for transportation infrastructure improvements.

Revenues for the Concrete & Aggregate Group increased 20.3% to $57.6 million from $47.9 million while operating profit increased 78.6% to $5.0 million from $2.8 million. This increase is due mainly to continuing strong demand and better weather conditions during the current quarter compared to the same period in the prior year in the markets served by the Company's ready-mix concrete and aggregate businesses.

Industrial Group revenues declined to $52.4 million from $82.8 million, while operating profit declined to $1.9 million from $9.1 million. The decline in revenues is primarily due to the sale of Beaird Industries, Inc. at June 30, 1998. The decline in profit was attributable to the Beaird sale, increased price competition in the fittings and flange business, partly as a result of the "Asian Crisis,"and the mild weather in the current quarter which impacted demand and competition for the Company's LPG products.

The decline in revenues and operating profit in All Other is due primarily to the sale of the Company's passenger loading bridges and baggage handling systems business in the fourth quarter of fiscal 1998.


                Three Months Ended September 30, 1998 Compared to
                      Three Months Ended September 30, 1997

Revenues for the second quarter of fiscal 1999 increased 28.0% to $717.4 million from $560.3 million. Operating profits increased 18.2% to $74.7 million compared to $63.2 million. These operating results are due primarily to increased volume in the Railcar Group and Parts & Services Group, offset by declines in the Inland Barge Group and Industrial Group.

Revenues for the Railcar Group increased 96.9% to $409.1 million from $207.8 million while operating profit increased 92.2% to $41.7 million from $21.7 million. The factors driving these increases are the ongoing replacement cycle for railcars, advancements made in new car types, and increases in rail traffic for certain car types.

Inland Barge Group revenues declined from $76.6 million to $44.7 million and operating profit declined from $8.9 million to $2.5 million. The Company's barge business has seen a decline in overall demand as a result of a reduction in the transports of grain and other economic forces. However, the fleet replacement cycle and fleet age are important factors and, with nearly one third of the nation's barges more than 20 years old, the long-term outlook for barges continues to be positive.

Outside revenues for the Parts & Services Group increased 15.5% to $78.0 million from $67.5 million while operating profit increased 20.7% to $21.0 million from $17.4 million. This increase is primarily driven by strong demand in the railcar parts and services businesses.

Revenues for the Highway Construction Products Group increased 8.8% to $50.8 million from $46.7 million and operating profit increased 8.7% to $10.0 million from $9.2 million. This increase is due to the continuance of governmental spending on the nation's transportation infrastructure, which utilizes the Company's highway guardrail and safety systems products. The Company believes that the government's long-term spending commitment and the recent passage of new highway legislation will lead to increased spending for transportation infrastructure improvements.

Revenues for the Concrete & Aggregate Group increased 7.1% to $58.8 million from $54.9 million while operating profit increased 7.4% to $7.3 million from $6.8 million. This increase is due mainly to strong demand in the ready-mix concrete and aggregate markets served by the Company. Additionally, this segment experienced improvements due to better weather conditions in the current period compared to the same period in the previous year.

Industrial Group revenues declined to $59.4 million from $85.2 million, while operating profit declined to $4.5 million from $9.6 million. The decline in revenues is primarily due to the sale of Beaird Industries, Inc. at June 30, 1998. The decline in profit was attributable to the Beaird sale, increased price competition in the fittings and flange business, partly as a result of the "Asian Crisis,"and the mild weather in the current quarter which impacted demand and competition for the Company's LPG products.

The decline in revenues in All Other is due primarily to the sale of the Company's passenger loading bridges and baggage handling systems business in January, 1998.


                  Three Months Ended June 30, 1998 Compared to
                        Three Months Ended June 30, 1997

Revenues for the first quarter of fiscal 1999 increased 27.0% to $711.5 million from $560.1 million due primarily to increased volume in the Railcar Group, partially offset by a decline in Inland Barge Group revenues. Operating profits increased 27.1% to $74.1 million compared to $58.3 million. Increased operating profit in the Railcar Group and Parts & Services Group was offset by a decline in the Inland Barge Group.

Revenues for the Railcar Group increased 77.6% to $369.8 million from $208.2 million while operating profit increased 61.0% to $34.3 million from $21.3 million. The primary factor behind the increases continues to be high demand for railcars which began in fiscal 1998 and the ongoing replacement cycle for railcars. Orders on hand at quarter end were at a record level.

Inland Barge Group revenues declined from $102.3 million to $63.0 million and operating profit declined from $12.6 million to $5.1 million. The Company's barge business has seen a decline in overall demand as a result of a reduction in the transports of grain and other economic forces. The overall age of the barge fleet and the resulting replacement cycle should serve to drive demand for this business in the future.

Outside revenues for the Parts & Services Group increased 18.5% to $81.3 million from $68.6 million while operating profit increased 34.5% to $23.0 million from $17.1 million. This increase is primarily driven by strong demand in the railcar parts and services businesses.

Revenues for the Highway Construction Products Group increased 9.3% to $43.6 million from $39.9 million and operating profit increased 10.7% to $8.3 million from $7.5 million. This increase in results is due to the continuance of governmental spending on the nation's transportation infrastructure, which utilizes the Company's highway guardrail and safety systems products. Increased revenues are also attributable to the acquisition of assets of Buffalo Specialty Products, Inc. in the second quarter of fiscal 1998. The Company believes that the government's long-term spending commitment and the recent passage of new highway legislation will lead to increased spending for transportation infrastructure improvements.

Revenues for the Concrete & Aggregate Group increased 16.4% to $59.0 million from $50.7 million while operating profit increased 17.5% to $7.4 million from $6.3 million. This increase is due mainly to the increasing residential, commercial, industrial and municipal construction in the ready-mix concrete and aggregate markets served by the Company. Additionally, this segment experienced improvements due to better weather conditions in the current period compared to the same period in the previous year. The strong backlog of construction projects position this segment for continued growth and improvement.

Industrial Group revenues increased slightly to 71.7 million from $71.5 million, while operating profit declined to $5.4 million from $7.4 million. The decline in profit was attributable to increased price competition in the fittings and flange business, partly as a result of the "Asian Crisis,"and the mild weather in the current quarter which impacted demand and competition for the Company's LPG products.